VIROPRO, INC.

3163 Kennedy Boulevard

Jersey City, New Jersey 07306

(201) 217-4137

Agreement Representation Letter 20030804)

April 30, 2004.

Mr. Jeffrey B. Werbitt, Esq.

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Reference:  Viropro, Inc. Form S-4 Filed February 27, 2004, File No. 333-113176

Dear Mr. Werbitt:

                I write to advise you that, pursuant to Rule 477(c), Viropro, Inc. (“Viropro”) wishes to withdraw the above-referenced registration statement.  No securities were sold in connection with the offering.  The reason Viropro wishes to withdraw the registration statement is that it is renegotiating some of the terms of the underlying transaction based upon the delays to date and as anticipated in the future. Viropro may explore the possibility of raising funds in a private offering in reliance on Securities Act Rule 155(c).

              Thank you for your courtesy and cooperation.

Yours very truly,

/s/ Richard Lee

Richard Lee

President